82-4645

02 OCT -3 AM 9:22

02055186

SUPPL

BAYFIELD VENTURES CORP.

Financial Statements

July 31, 2002

Index

dlw 10/7

BAYFIELD VENTURES CORP.

Balance Sheets

		July 31, 2002		October 31, 2001
ASSETS				
Current				
Cash	$	250	$	30,659
Marketable securities		34,000		-
Taxes recoverable		4,471		2,178
Prepaid expenses		146		44,271
		38,867		77,108
Mineral properties (note 3)		46,291		13,000
	$	85,158	$	90,108
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	51,728	$	7,514
SHAREHOLDERS' EQUITY				
Share capital (note 4)		4,211,258		4,161,983
Deficit		(4,177,828)		(4,079,389)
		33,430		82,594
Commitments (note 9)	$	85,158	$	90,108

Approved by the Directors: Robert Paul   Don Huston

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Operations and Deficit

	July 31, 2002 (3 months)	July 31, 2001 (3 months)	July 31, 2002 (9 months)	July 31, 2001 (9 months)
Expenses				
Accounting and legal	$ 8,126	$ 4,716	$ 12,960	$ 11,242
Conferences and conventions	50	-	50	-
Consulting fees (recovery)	8,004	48	9,602	(42)
Interest and bank charges (recovery)	646	220	846	(119)
Management fees	13,262	10,249	34,175	31,030
Office and administration	10,361	5,679	22,319	18,040
Rent	3,990	2,155	8,833	6,916
Shareholders' communication and promotion	4,255	1,250	9,631	3,736
Telephone	591	293	1,424	900
Transfer and filing fees	2,189	2,623	9,688	8,243
Travel	823	117	1,919	1,614
Operating loss before other items	(52,297)	(27,350)	(111,447)	(81,560)
Other items				
Interest income	61	404	2,008	1,074
Gain on disposition of property option	11,000	-	11,000	-
	11,061	404	13,008	1,074
Net loss for the period	(41,236)	(26,946)	(98,439)	(80,486)
Deficit, beginning of period	(4,147,592)	(4,021,981)	(4,079,389)	(3,968,441)
Deficit, end of period	$ (4,188,828)	$ (4,048,927)	$ (4,177,828)	$ (4,048,927)
Loss per share	$ (0.012)	$ (0.015)	$ (0.030)	$ (0.046)
Weighted average number of common shares outstanding	3,318,999	1,754,750	3,318,999	1,754,750

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Cash Flows

	July 31, 2002 (3 months)	July 31, 2001 (3 months)	July 31, 2002 (9 months)	July 31 2001 (9 months)
Cash flows from (used in) operating activities				
Loss for the period	$ (41,236)	$ (26,946)	$ (98,439)	$ (80,486)
Change in non-cash working capital:				
Decrease (increase) in taxes recoverable	(2,071)	56	(2,293)	(196)
Decrease (increase) in prepaid expenses	14,787	(25,382)	44,125	862
Increase (decrease) in accounts payable and accrued liabilities	44,744	(32,137)	44,214	(6,528)
	16,224	(84,409)	(12,393)	(86,348)
Cash flows from investing activities				
Acquisition of mineral property	2,000	-	(8,000)	-
Deferred exploration expenditures	(46,291)	-	(46,291)	-
	(44,291)	-	(54,291)	-
Cash flows from financing activity				
Common shares issued for cash, net of share issue expenses	11,900	147,041	36,275	147,041
Increase (decrease) in cash	(16,167)	62,632	(30,409)	60,693
Cash, beginning of period	16,417	11,510	30,659	13,449
Cash, end of period	$ 250	$ 74,142	$ 250	$ 74,142

1. Nature and Continuance of Operations

Effective May 18, 2001, the Company changed its name from Glacier Resources Ltd. to Bayfield Ventures Corp. On the same date, the share capital of the Company was consolidated on a 3:1 basis.

Bayfield Ventures Corp. (formerly, Glacier Resources Ltd.) was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis Of Presentation

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

(b) Loss Per Share

Loss per share figures are calculated using the weighted average number of shares outstanding during the period.

(c) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. Cash equivalents were $Nil at July 31, 2002 and October 31, 2001.

2. Significant Accounting Policies (continued)

(d) Mineral Properties

The Company records its mineral property interests at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of the property sold. Management has determined each property to represent a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interests and, to the best of its knowledge, ownership of its mineral interests are in good standing.

(e) Option Agreement

From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(f) Income Taxes

The Company has adopted the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period.

Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

2. Significant Accounting Policies (continued)

(g) Stock Based Compensation

Effective January 1, 2002, the Company adopted, without restatement of the prior-period comparative financial statements, the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments.

The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

The impact of the change on the nine month results ended July 31, 2002 was not significant.

3. Mineral Properties

The Company's mineral properties include the following acquisition and deferred exploration costs:

	July 31, 2002			October 31, 2001
	Acquisition Costs	Deferred Exploration Expenditures	Total	Total
Baird Township, Ontario	$ -	$ 2,774	$ 2,774	$ 13,000
Gobi Region, Mongolia	-	43,517	43,517	-
	$ -	$ 46,291	$ 46,291	$ 13,000

Baird Township, Red Lake District, Kenora Mining Division in Ontario

The Company has entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares, make cash payments totalling $70,000 and continue in accordance with the terms contained in the underlying option agreement.

The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor.

As at July 31, 2002, the Company has paid $10,000 cash and has issued the 100,000 shares at a deemed value of $13,000.

3. Mineral Properties (continued)

The Company granted an option to Skyharbour Developments Ltd. to acquire a 51% of its 100% interest in six mineral claims located in the Baird Township. To earn its interest, Skyharbour is required to issue 100,000 of its common shares to the Company, incur exploration expenditures totalling $250,000 and pay 51% of the remaining cash obligations under the terms of the underlying option agreement.

As at July 31, 2002, the Company received 100,000 shares at a deemed value of $34,000 from Skyharbour Developments Ltd.

Gobi Region, Mongolia

The Company acquired a 100% interest in 3 new Mineral Exploration Licenses (# 4563X, # 4564X, and # 4571X) located in the Gobi Region of South Central Mongolia. The new land package consists of 320,070 hectares (approximately 800,000 acres).

4. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued and fully paid:

	July 31, 2002		October 31, 2001	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of period	3,160,574	$ 4,297,558	4,591,723	$ 4,131,558
Share consolidation 3:1 (May 18, 2001)	-	-	(3,061,149)	-
	3,160,574	4,297,558	1,530,574	4,131,558
Shares issued for cash:				
- pursuant to private placements at $0.10	500,000	50,000	1,500,000	150,000
Shares issued for private placement finders' fees	5,000	500	30,000	3,000
Shares issued for mineral property acquisition	-	-	100,000	13,000
	3,665,574	4,348,058	3,160,574	4,297,558
Share issue expenses	-	(136,800)	-	(135,575)
Balance, end of period	3,665,574	$ 4,211,258	3,160,574	$ 4,161,983

(c) Escrow

At July 31, 2002, 7,407 (October 31, 2001 – 7,407 post-consolidation) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

4. Share Capital (continued)

(d) Warrants

As at July 31, 2002, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
1,530,000	$0.13	June 21, 2003
400,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
2,030,000		

(e) Stock Options

As at July 31, 2002, the Company has granted directors and employees incentive stock options enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
316,057	$0.12	September 24, 2003
40,000	$0.11	May 15, 2004
356,057		

5. Income Taxes

The components of the future income tax assets are as follows:

	October 31, 2001
Future tax assets:	
Non-capital loss carry forwards	$ 636,406
Unused cumulative Canadian exploration expenses	270,524
Unused cumulative Canadian development expenses	119,762
Unused cumulative foreign exploration and development expenses	87,164
	1,113,856
Less: valuation allowance	(1,113,856)
Total future income tax assets	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

6. Income Taxes (continued)

The Company has accumulated non-capital losses for income tax purposes of approximately $1,493,000. The losses expire in the following years:

2002	$ 93,000
2003	268,000
2004	422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
	$1,493,000

The Company's unused Canadian exploration and development expenses totalling approximately $1,120,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

7. Non-cash Financing Activities

During the period ended July 31, 2002, the Company issued 5,000 common shares at a deemed value of $0.10 per share as a finder's fee.

During the year ended October 31, 2001, the Company issued 100,000 common shares at a deemed value of $0.13 per share for a mineral property option interest.

Also, the Company issued 30,000 common shares at a value of $0.10 per share in settlement of a finder's fee in the year ended October 31, 2001.

8. Related Party Transactions

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

	2002 (9 months)	2001 (9 months)
Management fees paid to a company controlled by a director of the Company	$ 22,500	$ 22,500
Consulting fees paid to a director of the Company	3,000	-
	$ 25,500	$ 22,500

Included in accounts payable and accrued liabilities is $Nil (October 31, 2001 - $3,210) owing to a Company controlled by a Director of the Company.

9. Commitments

(a) The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement is in effect until January 1, 2003, and shall be renewed automatically subject to termination by either party on giving sixty days' notice.

Current costs for these services totalled $8,586 (2001 - $6,131) and were based on a 15% administrative fee on reimbursed costs of $57,072 (2001 - $39,133).

(b) The Company has entered into a management service agreement on August 1, 2000 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $2,500 for a period of 24 months.

10. Financial Instruments

The Company's financial instruments consist of cash, marketable securities, taxes recoverable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP.
Y M D
[2002][0 7][3 1]

ISSUER'S ADDRESS
Suite #1950 – 777 Dunsmuir Street, P.O. Box 10423, Pacific Centre

---

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia Fax: (604) 687-3119 Telephone: (604) 687-3376
[V 7 Y] [1 K 4]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
Robert Paul, President/Director Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
rpaul@ninetyeight.com (no website address)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2002][0 9][2 4] "Robert Paul"

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2002][0 9][2 4] "Don Huston"

BAYFIELD VENTURES CORP.
JULY 31, 2002
SCHEDULE "B"

1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to-date is as follows:

Deferred Exploration Expenditures	***Opening Balance October 31, 2001***	***Baird Township, Ontario***	***Gobi Region, Mongolia***	***Ending Balance July 31, 2002***
Accommodation	$ -	$ 128	$ 1,546	$ 1,674
Administration and office	-	55	236	291
Bank service charges	-	-	131	131
Consulting	-	2,400	10,000	12,400
Dues and fees	-	-	2,776	2,776
Mileage and gas	-	65	-	65
Permit applications	-	-	26,659	26,659
Reports and maps	-	126	-	126
Supplies	-	-	846	846
Travel	-	-	150	150
Wages	-	-	1,173	1,173
	$ -	$ 2,774	$ 43,517	46,291

The mineral property options consist of the following:	
Baird Township, Ontario	-
Gobi Region, Mongolia	-
Total mineral properties	**$ 46,291**

(b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Consulting fees	**$ 3,000**
Management fees	**$ 22,500**

(c) The amounts in office and administration expense consist of the following:

Administration fees	$ 8,585
Office	5,557
Subscriptions, dues and education	575
Wages and benefits	7,602
	$ 22,319

(d) The amounts included in shareholders' communication and promotion consist of the following:

Advertising and promotion	$ 1,621
Promotion, food and entertainment	2,886
Shareholders' communication	5,124
	$ 9,631

Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. (a) During the quarter ended July 31, 2002, the following common shares were issued:

- May 2, 2002 – 400,000 common shares were issued at $0.10 per share pursuant to a non-brokered private placement, for total consideration of $40,000.

- May 2, 2002 – 5,000 common shares were issued at a deemed value of $0.10 per share relating to a finders' fee paid pursuant to a non-brokered private placement, for total consideration of $500.

- May 24, 2002 – 100,000 common shares were issued at $0.10 per share pursuant to a non-brokered private placement, for total consideration of $10,000.

(b) During the quarter ended July 31, 2002, the following employee incentive stock options were granted:

DATE	OPTIONEE	# OF OPTIONS GRANTED	EXERCISE PRICE	EXPIRY DATE
May 15, 2002	Don Huston	20,000	$0.11	May 15, 2004
May 15, 2002	Dean Claridge	20,000	$0.11	May 15, 2004
	TOTAL	**40,000**		

(c) During the quarter ended July 31, 2002, the following share purchase warrants were issued:

- May 2, 2002 - 400,000 share purchase warrants exercisable at $0.13 per share expiring May 2, 2004, were issued pursuant to a non-brokered private placement.

- May 24, 2002 - 100,000 share purchase warrants exercisable at $0.13 per share expiring May 24, 2004 were issued pursuant to a non-brokered private placement.

3. (a) As at July 31, 2002, the share capital consisted of the following:

Authorized: 100,000,000 common shares with no par value

Issued and outstanding:

3,665,574	**$4,211,258**

(b) As at July 31, 2002, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	Exercise Price	Expiry Date
316,057	$0.12	September 24, 2003
40,000	$0.11	May 15, 2004
356,057		

As at July 31, 2002, the outstanding share purchase warrants consisted of the following:

# Warrants	Exercise Price	Expiry Date
1,530,000	$0.13	June 21, 2003
400,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
2,030,000		

(c) There were 7,407 common shares held in escrow at July 31, 2002.

(d) Directors as at July 31, 2002 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at July 31, 2002 were as follows:

Robert Paul - President
Dan Torok - Secretary

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
JULY 31, 2002

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Assignment Agreement – Baird Township, Red Lake District, Kenora Mining Division of Ontario

Bayfield Ventures Corp. has entered into an option agreement to earn a 100% interest in six mineral claim units located in Baird Township, Red Lake District, Kenora Mining Division of Ontario. As consideration, the Company is required to issue 100,000 of its common shares, make cash payments totaling $70,000 to December 15, 2004 and continue in accordance with the terms contained in the underlying option agreement.

As at July 31, 2002, the Company has paid $10,000 cash and issued 100,000 common shares to Cypress Development Corp. at a deemed value of $13,000. These shares are subject to a hold period and may not be traded in British Columbia until September 6, 2002.

The Company granted a 51% interest in the Baird Township property to Skyharbour Developments Ltd. To earn its 51% interest, Skyharbour is required to spend $250,000 before December 31, 2002 and assume 51% of the remaining cash payments ($45,000) required to be paid pursuant to an underlying option agreement.

As at July 31, 2002, Skyharbour issued the 100,000 common shares to the Company at a deemed value of $34,000.

Skyharbour Developments Ltd. commenced an initial drill program consisting of approximately 1,200 metres in late July 2002.

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
JULY 31, 2002

Acquisition of Licenses in Mongolia – July 2002

The Company successfully concluded the terms of acquisition of a 100% interest in 3 new Mineral Exploration Licenses (# 4563X, # 4564X, and # 4571X) located in the Gobi Region of South Central Mongolia. The new land package consists of 320,070 hectares (approximately 800,000 acres). The licenses were granted to the Company by the Cadastral office of the Mineral Resources Authority of Mongolia (MRAM) on June 26, 2002. The acquisition costs for these 3 mineral licenses total approximately $35,000.00 (US).

The Company will now prepare for an aggressive gold and base metals exploration program in the near future. Examination of available data to date in the MRAM offices in Ulan Bator has resulted in the identification of a number of very prospective areas within the allotted mineral licenses acreages that describes a geologic setting in the south Gobi region. The south Gobi region compares favorably with the gold-rich porphyry copper deposits that have been discovered in other countries and the high gold content and large size of Ivanhoe's Oyu Tolgoi porphyry system highlight the potential of the region. A field exploration program consisting of mapping, sampling, and data analysis will be the Company's next focus.

Results of Operation

For the quarter ended July 31, 2002, the Company incurred a net loss of $41,236 compared to a net loss of $26,946 in the same quarter of the previous year. The net loss during the most recent year is for general and administrative expenses consistent with that of maintaining the business and for expenses related to investigating further business opportunities in mining.

Liquidity and Capital Resources

Working capital deficiency at July 31, 2002 was $12,861 compared to working capital of $69,594 at October 31, 2001. During the current nine-month period, the Company utilized cash resources for deferred exploration expenditures on its mineral properties resulting in the working capital decrease.

Private Placements

The Company closed a non-brokered private placement in two tranches, the first one - 400,000 units; the second one - 100,000 units, both at $0.10 per unit in May 2002. Each unit consists of one share and one share purchase warrant entitling the holders to acquire one common share at $0.13 until May 2, 2004 and May 24, 2004 respectively. Shares issued in connection with this offering are subject to a hold period expiring 120 days after the date of issue.

The Company has historically met all cash requirements for operation by equity financing. Future funding needs of the Company are dependent upon the Company's continued ability to obtain equity and/or debt financing to meet its financial obligations and to pursue further exploration of mineral properties.

Investor Relations

The amounts in shareholders' communication and promotion are comprised of promotional expenses of the Company and do not relate to investor relation activities. The Directors and Officers of the Company participate in a limited investor relation program that is primarily informing shareholders of the activities of the Company. The Company has no arrangements for external promotional activities.

Subsequent Events

In September 2002, the Company reported that its joint venture partner, Skyharbour Developments Ltd., had intersected new gold bearing alteration systems with significant gold values during an 8 hole, 5,200 foot exploratory drilling program on it's Baird Township property in Red Lake, Ontario.

Management is encouraged by the results of this first phase of drilling. Several gold bearing alteration systems were identified, with gold values of up to 0.343 ounces per ton encountered in a silicified zone within a carbonate quartz breccia alteration system. Values up to 0.141 ounces per ton were also obtained in quartz-carbonate veining correlating to significant MMI anomalies at surface. A number of comparable gold MMI soil anomalies remain to be tested on the property, and will be included in the upcoming second phase of exploration.

A map showing the newly defined gold bearing alteration systems on the Baird Township, Ontario property, along with the location of the gold bearing alteration corridors recently reported by Placer Dome on the Madsen project to the south will be posted on www.skyharbourltd.com.